767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

January 28, 2013

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. David Link

          Re:   Crimson Wine Group, Ltd.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed January 15, 2013
File No. 000-54866

Dear Mr. Link:

On behalf of our client, Crimson Wine Group, Ltd. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 25, 2013 (the “comment letter”) relating to the above-referenced Amendment No. 1 to Registration Statement on Form 10-12G submitted on January 15, 2013 (the “Registration Statement”).  The Company has revised the Registration Statement in response to the Staff’s comments and is transmitting via EDGAR, concurrently with this letter, an amended version of the Registration Statement (“Amendment No. 2”) which reflects these revisions and generally updates certain information.

Set forth below in bold are the comments in the comment letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location in Amendment No. 2 of changes made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the comment letter and includes the caption used in the comment letter.

January 28, 2013 Page 2

Amendment No. 1 to Registration Statement on Form 10

Exhibit 99.1

Cover Page

1.	We note your response to comment 3 of our letter dated January 3, 2013. Please supplementally confirm that the information statement to be filed as an exhibit to a Form 8-K will contain the appropriate disclosures as set forth in Schedule 14C.

The Company supplementally confirms that the information statement to be filed as an exhibit to a Form 8-K will contain the appropriate disclosures as set forth in Schedule 14C.

Audited Consolidated Financial Statements of Crimson Wine Group, Ltd., page F-1

Consolidated Statements of Operations, page F-4

2.	We note your response to comment 22 of our letter dated January 3, 2013. Please be advised that as a result of the spinoff, Crimson Wine Group will no longer be a wholly-owned subsidiary of Leucadia. As such, please present the historical income (loss) per share data for Crimson for the periods presented in your Form 10 registration statement.

At all times during the periods presented, there were 1,000 common shares outstanding and there were no dilutive or complex equity instruments or securities outstanding. The Company has revised page 23 and the Consolidated Statements of Operations on pages F-4 and F-19 to present the historical income (loss) per share data for Crimson for the periods presented in response to the Staff’s comment.

Unaudited Pro Forma Financial Statements, page F-36

3.	Please revise to present historical and pro forma per share data pursuant to Article 11-02(b)(7) of Regulation S-X.

The Company has revised its Unaudited Pro Forma Financial Statements beginning on page F-36 to present historical and pro forma per share data in response to the Staff’s comment.

4.	We note in your response to prior comment 14 of our letter dated January 3, 2013 that you do not believe that certain new and incremental costs to be incurred once you become a stand-alone public company are subject to pro forma adjustments as these adjustments are not factually supportable. However, we note on page F-10 that you estimate the expected costs under the administrative services agreement with Leucadia to be approximately

January 28, 2013 Page 3

$180,000. Please further explain to us why you believe that the costs under this agreement are not factually supportable, or revise to present the pro forma effects of this agreement.

The Company has revised the disclosure on page 24 and its Unaudited Pro Forma Financial Statements beginning on page F-36 to reflect the pro forma effects of the administrative services agreement in response to the Staff’s comment.

If it would expedite the review of the information provided herewith, please do not hesitate to contact me at (212) 310-8893.

Sincerely,

/s/ Corey Chivers

Corey Chivers